January 2, 2020

Tie Li
Director and Chief Financial Officer
Leading Ideal Inc.
8th Floor, Block D, Building 8,
4th District of Wangjing East Garden,
Chaoyang District, Beijing 100102
People's Republic of China

       Re: Leading Ideal Inc.
           Draft Registration Statement on Form F-1
           Submitted December 6, 2019
           CIK No. 0001791706

Dear Mr. Li:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed December 6, 2019

Prospectus Summary, page 1

1. We note disclosure in the Holding Structure section on page 98. Please clearly disclosure here and in the Business Section that you are a holding company with no material operations of your own and you conduct your operations through your PRC subsidiaries and VIE's in China. Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you.
2. Please revise the chart on page 5 to include the jurisdiction for each entity depicted.
 Tie Li
FirstName LastNameTie Li
Leading Ideal Inc.
Comapany2020
January 2, NameLeading Ideal Inc.
Page 2
January 2, 2020 Page 2
FirstName LastName
Risk Our ability to develop...on schedule, and on a large scale is unproven and still evolving, page 15

3. We note your disclosure that your current manufacturing facility is capable of producing
         100,000 vehicles per year. Please disclose whether your current facility is capable of producing your full-size premium extended-range electric SUV that you plan to launch in
         2022.
We have received a limited number of orders for Li ONE, all of which may be cancelled by customers despite their deposit payment and online, page 17

4. We note that you have 7,017 unfulfilled orders with non-refundable deposits and that you have not delivered any vehicles yet. Please expand your discussion here to discuss the number of cancellations so that investors have better understanding of this risk.
Risks Relating to Our ADSs and This Offering, page 53

5. Please add a new risk factor to disclose the risks that the company's multi-class structure may render its shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, page 60

6. We note your disclosure on page that you elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section
         102(b)(1) of the JOBS Act. Please revise your risk factor to clearly disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
Use of Proceeds, page 67

7. We note that you intend to use a portion of the proceeds to for capital expenditures, including further development of manufacturing facilities. To the extent the proceeds will not be sufficient to accomplish the development of your manufacturing facilities or any other intended use of the proceeds, please disclose the amount and sources of other funds needed. Refer to Item 3.C.1 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 92

8. Please consider revising your table to include a line item for estimated interest payments on your long-term obligations based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also consider disclosing any assumptions you made to derive these amounts in a footnote to the table.
 Tie Li
FirstName LastNameTie Li
Leading Ideal Inc.
Comapany2020
January 2, NameLeading Ideal Inc.
January 2, 2020 Page 3
Page 3
FirstName LastName
Business, page 109

9. We note that you expect that your revenues will mainly consist of sales of vehicles and provision of service packages. Please revise to disclose the service packages that you will offer.
Our Vehicles, page 114

10. We note your disclosure that you plan to launch your second model, a full-size premium extended range electric SUV in 2022. To the extent the development of your second model has been publicly disclosed, please disclose the status of the development of your second model. Refer to Item 4.B.1 of Form 20-F.
11. Please disclose the amount of time it takes to charge your vehicles with each of the charging methods described on page 115.
Direct Sales and Servicing Network, page 120

12. We note your disclosure that prospective customers can place orders by paying a deposit of RMB5,000, which becomes non-refundable after three days. Please disclose whether any additional deposits are required from the customer prior to delivery.
Registration Rights, page 167

13. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Governing Law, page 179

14. We note your disclosure here that any action based on the deposit agreement may be instituted by the depositary and holders in any competent court in the Cayman Islands,
         Hong Kong, China and/or the United States or through arbitration. Your disclosure in this section is inconsistent with your disclosure on page 62. Please reconcile these inconsistencies. We may have additional comments.
1. Organization and Nature of Operations
(b) History of the Group and basis of presentation for the Reorganization, page F-10

15. You indicate that as the shareholdings in the Company and Beijing CHJ were held with a
         "high degree of common ownership" immediately before and after the Reorganization, even though no single investor controlled Beijing CHJ or Leading
Ideal.
         Therefore, the Reorganization transaction was determined to be a recapitalization with a lack of economic substance, and was accounted for in a manner similar to a common control transaction. Please tell us how you and Beijing CHJ were entities under common control by clarifying the identity of the controlling shareholder(s) and their ownership interests in each entity prior to the reorganization on July 2, 2019. Tie Li
Leading Ideal Inc.
January 2, 2020
Page 4
3. Recent Accounting Pronouncements, page F-31

16. Given your intention to take advantage of the extended transition period provided in
      Section 7(a)(2)(B) of the Securities Act, please disclose the date you will be required to adopt the standard(s) disclosed, assuming you remain an EGC at such time. Refer to
      Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.
21. Convertible Redeemable Preferred Shares and Warrants
Accounting for Preferred Shares, page F-52

17. We note that you determined the fair value of your derivative liabilities with the assistance of an independent appraiser. We also note on page F-28 that you refer to independent valuation advice to determine the fair value of your share-based compensation awards.
      Please tell us what consideration you have given to identifying these third party experts and obtaining and filing related consents.
General

18. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Kevin Stertzel,
Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at 202-551-3345 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameTie Li
                                                            Division of
Corporation Finance
Comapany NameLeading Ideal Inc.
                                                            Office of
Manufacturing
January 2, 2020 Page 4
cc:       Z. Julie Gao
FirstName LastName